                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             GREAT LAKES REIT, INC.
   -------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
   -------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 390752  10  3
                        --------------------------------
                                 (CUSIP Number)

                             SUSAN J. WILSON, ESQ.
                                 ALSTON & BIRD
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7974
   -------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                OCTOBER 3, 1996
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO.  390752  10  3                                            PAGE 2 OF 4 PAGES
------------------------                                            -----------------
  1     NAME OF REPORTING PERSON
------  Fortis Benefits Insurance Company
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (A)  / /
------                                                                         (B) / /

  3     SEC USE ONLY
------
        SOURCE OF FUNDS*
  4         WC
------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
------  ITEMS 2(D) OR 2(E)                                                          / /

  6     CITIZENSHIP OR PLACE OF ORGANIZATION
------        Minnesota



        NUMBER OF           7                   SOLE VOTING POWER
          SHARES           ---                     1,054,339
       BENEFICIALLY
         OWNED BY           8                   SHARED VOTING POWER
           EACH            ---
        REPORTING                               SOLE DISPOSITIVE POWER
          PERSON            9                      1,054,339
           WITH            ---
                                                SHARED DISPOSITIVE POWER
                            10
                           ---

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
------    1,054,339

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       / /
------

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
------    13.37%

  14    TYPE OF REPORTING PERSON*
------     IC

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   The third sentence of Item 3 is deleted and replaced with the following two sentences:

           On October 3, 1996, FBIC purchased an additional 350,000 shares of Common Stock and an additional 19,019 shares of Preferred Stock for a price of $4,550,000 in cash. On November 19, 1996, FBIC shall purchase the remaining 300,000 shares of Common Stock and the remaining 16,301 shares of Preferred Stock for a price of $3,900,000 in cash.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

   The fourth sentence of the first paragraph of Item 6 is deleted and replaced with the following sentence:

           The second closing was held on October 3, 1996, at which time FBIC purchased 350,000 shares of Common Stock and 19,019 shares of Preferred Stock for $4,550,000 in cash.


   The second paragraph of Item 6 is deleted and replaced with the following paragraph:

           FBIC's obligation to consummate the third closing discussed above is contingent upon the satisfaction of certain conditions, specified in the Stock Purchase Agreement.



                               Page 3 of 4 Pages


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                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  October 11, 1996


                                         FORTIS BENEFITS INSURANCE COMPANY



                                          /s/ Robert B. Pollock
                                         --------------------------------------
                                         Robert B. Pollock
                                         President and Chief Executive Officer

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